345 Park Avenue New York, NY 10154	Direct 212.407.4902 Main 212.407.4000 Fax 212.407.4990
January 5, 2009
Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Seanergy Maritime Holdings Corp. Amendment No. 2 to Registration Statement on Form F-1 File No. 333-154952
Dear Mr. Webb:
On behalf of our client, Seanergy Maritime Holdings Corp., a corporation formed under the laws of the Marshall Islands (“Company”), we transmit herewith for filing with the Securities and Exchange Commission (“Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (“Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 2 to the Company’s Registration Statement on Form F-1, including exhibits (“Registration Statement”). The Registration Statement reflects responses to the comments to the Registration Statement submitted on December 12, 2008, set forth in the Staff’s letter to the Company, dated December 29, 2008 (“Staff’s Letter”).
In order to facilitate your review of this submission, we have restated and responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. Page numbers refer to the marked copy of the enclosed submission.
Prospectus Cover Page
You state that the risk factors section of your filing begins on page 13, which is incorrect. Please correct this error on your cover page and on page 10 of your filing.
RESPONSE:
The Company has corrected the page reference on the cover page and on page 10.
Prospectus Summary, page 1
Vessel Acquisition by Seanergy, page 1
Revise the first paragraph to disclose the purchase price of the vessels by the entities that sold them to Seanergy, which appears to be approximately $250 million. See F-62. Also, if the earn

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out shares discussed will be earned if the vessels currently under charter merely receive amounts already contracted under charter at the time of the acquisition by Seanergy, please disclose that fact.
RESPONSE:
The Company has included in the Prospectus Summary the aggregate purchase price paid by Restis for these vessels which was previously disclosed on pages 62 and 63 of the prior filing. In addition, the Company has included the purchase price of each vessel in paragraph 2 where each vessel purchased is specifically identified. The Company advised us that the $250 million referred to on page F-62 represents the net book value of the vessels as of June 30, 2008 in accordance with International Financial Reporting Standards and consists of the purchase value plus net revaluations less depreciation of five (5) vessels and advances given for the construction of one (1) newly built vessel (delivered to the sellers on August 22, 2008).
The Company also advised us that the vessels’ charters are new as of the acquisition date and that the previous charters were irrelevant to the Company. The Company has updated the disclosure on page 1 to reflect its expectations regarding the earn out shares under the new charters with SAMC.
Restis Industry History and Relationship, page 6
Please revise to include chart of all affiliated entities involved with Seanergy and have footnote disclosure explaining the Restis family ownership of each.
RESPONSE:
The Company has added a chart to include the requested information.
Voting Agreement, page 7
You state that upon the occurrence of your 2008 annual meeting of shareholders, your board of directors will increase in number to 13 directors, with six directors named by the Restis affiliate shareholders, six directors named by the founding shareholders, and one director jointly selected. Please disclose the date of your anticipated shareholder meeting and update your filing with the new names of the directors, if any. Also they will need to sign the next amendment.
RESPONSE:
The Company has confirmed that the new directors were elected pursuant to the written consent of the sole shareholder of the Company on December 18, 2008. The Company
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has disclosed the date of this shareholder meeting and the names and biographies of each director in the Management section of the Registration Statement and they have signed the same.
Risk Factors, page 14
Servicing debt will limit funds ..., page 15
You state in your Response to Comment 20 that based on current estimates, you need to dedicate 43% of your cash flow from operations to debt repayment. Please disclose this percentage in the Summary as well as the risk factor relating to your ability to dedicate funds to purposes other than servicing debt. Revise the liquidity section of your MD&A to discuss this as well as the known trend of sharply lower charter rates or advise us why it is unnecessary.
RESPONSE:
The Company has disclosed this percentage in the Summary section as well as in the applicable risk factor and the liquidity section of the MD&A.
Following the completion of the dissolution and liquidation, page 23
Here, and elsewhere where the share ownership of the Restis family is mentioned, please quantify the number of shares purchased “because a substantial number of shareholders were likely to vote against the approval” of the acquisition, counting all shares purchased prior to the acquisition after the acquisition was announced as being in this category. Also quantify the number of shares in categories (ii) and (iv).
RESPONSE:
The share ownership information has been included.
Charter rates in the dry bulk shipping market ..., page 25
Please update this risk factor to reflect current market conditions. For example, please delete the phrase “charter rates in the dry bulk shipping market are at historically high levels” or provide support for it.
RESPONSE:
The Company has updated the risk factor accordingly.
Charter Party Agreements, page 35
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Please revise, if true, to clarify that SAMC has contracts with bona fide third parties for the 11-13 month timeframe which enable it to make the payments without using borrowed or other funds. Also, provide the names of the third parties and the termination dates of their leases in month/year format or tell us why such disclosure is not material. It is insufficient to say that your affiliate bears the risk of losing money.
RESPONSE:
The Company has advised us that SAMC, like other operators, manages its tonnage operations through a mix of time period charters (medium to long) and spot charters. It is the Company’s understanding that SAMC operates three of the vessels on period charters that are in excess of one year and three vessels on the spot market. It is our understanding that the Company is not a party to SAMC’s charter agreements with others and therefore is not privy to the details of each agreement. In addition, such charters are confidential by their terms, which is common industry practice. Such charters are not with any entities that are affiliates of the Company and thus the Company does not believe that disclosure of the other parties would be material to investors. The Company does have knowledge of SAMC’s prior history as a charterer both because it is an affiliate of the Restis family and because of its reputation in the shipping industry. To the Company’s knowledge, SAMC has been in business in excess of 10 years and has never defaulted on a charter. That said, the Company cannot assure that SAMC will not default on the charters. However, the Company believes that the risk that SAMC will not honor its commitment is small (but in the current economic climate it can not be ruled out) as to date SAMC has honoured all its obligations.
The Company also notes that by contract, payment of charter rates by SAMC to the Company is not contingent on SAMC’s collection of charter rates from its customers. If SAMC defaults on a period time charter, the Company will seek the remedies available, which may include arbitration or litigation to enforce the contract. After that, the Company may have to enter into a charter with a different party at a lower charter rate, which would reduce the Company’s revenues. If the Company cannot enter into a new period time charter, it may have to secure a charter in the spot market, where charter rates are volatile and revenues are less predictable. It is also possible that the Company would be unable to secure a charter at all, which would also reduce its revenues. These risks are outlined on page 16 in a risk factor entitled “Because SAMC is the sole counterparty on the time charters for all six vessels in our initial fleet, the failure of such counterparty to meet its obligations could cause us to suffer losses on such contracts, thereby decreasing revenues, operating results and cash flows”.
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Sincerely,
/s/ Loeb & Loeb LLP
Loeb & Loeb LLP
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